EXHIBIT 99.1

                                                                            FOR: FIRSTSERVICE CORPORATION

                                                                            Jay S. Hennick
                                                                            Founder & CEO
                                                                            (416) 960-9500

                                                                            John. B. Friedrichsen
                                                                            Senior Vice President and CFO
                                                                            (416) 960-9500

FOR IMMEDIATE RELEASE

FIRSTSERVICE COMPLETES $275 MILLION REVOLVING CREDIT FACILITY

More than doubles current financing capacity to fund future growth initiatives

TORONTO, Ontario, September 10, 2007 - FirstService Corporation (NASDAQ: FSRV; TSX: FSV and FSV.PR.U) today announced that it has successfully completed an amended and restated credit facility, increasing the amount to US$225 million from the current amount of US$110 million. The new facility, also increases the term to 5 years from  3 years and includes an “accordion feature” providing an additional US$50 million in financing under the same terms if required, bringing the total financing capacity of the facility to US$275 million.

TD Securities was lead arranger of the financing. The syndicate of banks includes incumbents, The Toronto-Dominion Bank, The Bank of Nova Scotia, Royal Bank of Canada, JP Morgan Chase Bank, HSBC Bank, as well as new participants United Overseas Bank, Bank of America, and Bank of Montreal.

“Our ability to complete a significantly larger credit facility, for a longer term, and under more favorable terms and conditions, notwithstanding the challenging capital market conditions, represents a major vote of confidence in FirstService by our lending syndicate. It also provides us with a lower cost of capital and a long-term and committed source of financing to support our future growth initiatives”, said John Friedrichsen, Senior Vice President & CFO. “We look forward to continuing to work with our current lending partners and welcome the new participants to our company”.

“The significant increase in our credit facility will support our ambitious, but disciplined growth plans for the foreseeable future,” said Jay Hennick, Founder and Chief Executive Officer of FirstService. “The combination of strong management teams, a winning partnership model, leading positions in several property service lines and markets, and stable sources of financing, will continue to deliver significant value to the shareholders of FirstService in the future as we execute our growth strategy across North America and other key global markets”.

ABOUT FIRSTSERVICE CORPORATION

FirstService is a leader in the rapidly growing property services sector, providing services in the following four areas: commercial real estate; residential property management; integrated security and property improvement services. Industry-leading service platforms include: Colliers International, the third largest global player in commercial real estate; FirstManagement Partners, the largest manager of residential properties in North America; FirstService Security, the fifth largest integrated security company in North America; and The Franchise Company, the second largest franchisor of residential and commercial property services in North America.

FirstService is a diversified property services company with more than US$1.6 billion in annualized revenues and more than 16,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

FORWARD-LOOKING STATEMENTS

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of FirstService, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for the FirstService's services, service industry conditions and capacity; the ability of FirstService to implement its business strategy, including FirstService's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations (especially safety and environmental laws and regulations); and other factors which are described in FirstService's filings with the U.S. Securities and Exchange Commission and the Canadian regulatory authorities.